Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 O: 650.493.9300 F: 650.493.6811

July 15, 2022

BY EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jan Woo

Nicholas Panos

Austin Pattan

Re:	Twitter, Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed June 21, 2022
File No. 001-36164

Ladies and Gentlemen:

On behalf of our client, Twitter, Inc. (“Twitter” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 8, 2022, concerning Twitter’s revised preliminary proxy statement on Schedule 14A filed with the Commission on June 21, 2022 (“Amendment No. 1”). Amendment No. 1 amended Twitter’s preliminary proxy statement on Schedule 14A filed with the Commission on May 16, 2022 (the “Preliminary Proxy Statement”).

In connection with the submission of this letter, Twitter is filing Amendment No. 2 to the Preliminary Proxy Statement (“Amendment No. 2”). Amendment No. 2 reflects revisions made to Amendment No. 1 in response to the comments of the Staff and the updating of other information.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with Twitter’s response. Unless otherwise noted, the page numbers in the headings below refer to pages in Amendment No. 1, while the page numbers in the response under each heading refer to pages in Amendment No. 2. Defined terms used in this letter but not otherwise defined have the meaning given to them in Amendment No. 2.

Revised Preliminary Proxy Statement on Schedule 14A filed June 21, 2022

Questions and Answers

What vote is required to approve the proposal to adopt the merger agreement?, page 23

1.

Please refer to prior comment 7 and disclose the percentage of votes that are required to approve the proposed business combination taking into account Mr. Musk’s agreement to vote in favor of the business combination and that Twitter has not been informed of any directors and executive officers who intend to vote other than for the adoption of the merger agreement.

Twitter has revised the disclosure in Amendment No. 2 to disclose the percentage of votes required as requested by the Staff.

AUSTIN        BEIJING        BOSTON         BOULDER        BRUSSELS        HONG KONG        LONDON        LOS ANGELES        NEW YORK        PALO ALTO

SALT LAKE CITY        SAN DIEGO        SAN FRANCISCO        SEATTLE        SHANGHAI        WASHINGTON, DC        WILMINGTON, DE

Securities and Exchange Commission

July 15, 2022

2.

Please refer to prior comment 8 and clearly disclose, if true, that there are no agreements, arrangements or understandings regarding the voting of Twitter stock held by Morgan Stanley and its affiliates on the proposed business combination.

Twitter has revised the disclosure in Amendment No. 2 to disclose that there are no such arrangements, as requested by the Staff.

The Merger

Background of the Merger, page 44

3.

We have reviewed your reply to prior comment number 13 including the revised proxy statement disclosures. Please revise the disclosure to describe, with specificity, how the Board, when making its decision to recommend the merger agreement, weighed the risk of any potential non-compliance by Mr. Musk with Section 13(d) and other provisions of the federal securities laws (and any resulting liability) with Mr. Musk. To the extent that Mr. Musk’s potential non-compliance was analyzed by the Board in the context of its deliberations to recommend approval of the merger agreement, please also disclose, with specificity, the Board’s conclusion with respect to that discrete issue.

Twitter has included additional disclosure in Amendment No. 2 regarding the Twitter Board’s analysis with respect to the risks arising from Mr. Musk’s potential non-compliance with applicable federal securities laws.

4.

We note, based on other public filings, that Twitter sent correspondences to Mr. Musk on June 1, 2022 and that Mr. Musk’s representatives sent correspondences to Twitter on May 25, 2022, May 31, 2022 and June 6, 2022 regarding a request for data and information. Please disclose in this section the communications between Twitter and its representatives and Mr. Musk and his representatives since the filing of the initial preliminary proxy statement. Please also refer to prior comment 6 and make corresponding revisions to the Question and Answer section to address recent developments and communications regarding the merger between Mr. Musk and Twitter and the uncertainties and/or risks regarding the consummation of the merger.

Twitter has revised the disclosure in Amendment No. 2 to disclose the communications and update the Question and Answer section, as requested by the Staff.

Arrangements with Parent, Acquisition Sub and Mr. Musk, page 93

5.

We note the response to prior comment 22. Please revise the disclosure in this section to conform to the representations made in your response regarding the absence of a commitment made by Mr. Musk and other parties referenced in your reply to our comment to act in concert with respect to voting in favor of the

Securities and Exchange Commission

July 15, 2022

transaction, rollover equity, or otherwise. For example, the revised disclosure should affirmatively indicate, if still true, that in addition to the absence of the referenced agreements, no express or implied agreements, arrangements or understandings exist.

Twitter has revised the disclosure in Amendment No. 2 to address the absence of such a commitment or arrangement, as requested by the Staff.

Representations and Warranties, page 117

6.

We have reviewed the response to prior comment 4. We further note Mr. Musk’s recent public statements about the number of false or spam monetizable daily user accounts reported by Twitter, as noted in our comment above. In light of his public statements about this issue and its relevance to the ability to close the merger, please clearly disclose in the proxy statement whether a subsequent revision to the number of false or spam monetizable daily user accounts disclosed in Twitter’s Exchange Act reports would constitute a Company Material Adverse Effect under the merger agreement. To the extent that such a revision could constitute a Company Material Adverse Effect, please revise the statements on pages 117-118 that indicate “any matter” disclosed in such prior SEC filings would “be excluded from, and not taken into account in, the determination of Company Material Adverse Effect.”

Twitter has included additional disclosure in Amendment No. 2 regarding these matters, as requested by the Staff.

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Securities and Exchange Commission

July 15, 2022

If the Staff has any questions or comments concerning the foregoing, or requires any further information, please contact me at (650) 849-3275 or dschnell@wsgr.com.

Very truly yours, WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Douglas K. Schnell
Douglas K. Schnell

cc:	Twitter, Inc.

Parag Agrawal

Ned Segal

Vijaya Gadde

Sean Edgett

Simpson Thacher & Bartlett LLP

Alan Klein

Anthony Vernace

Katherine Krause

Wilson Sonsini Goodrich & Rosati, Professional Corporation

Katharine Martin

Martin Korman

Remi Korenblit

Wachtell, Lipton, Rosen & Katz

William Savitt

Benjamin Roth